UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to Intelsat Jackson Holdings S.A.’s Senior Secured Credit Agreement

On November 8, 2018, Intelsat S.A.’s indirect wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), entered into Amendment No. 6 (the “Amendment No. 6”), among Intelsat Jackson, Intelsat Connect Finance S.A., the subsidiary guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent, amending its senior secured Credit Agreement, dated as of January 12, 2011 (as amended, restated, supplemented or otherwise modified from time to time the “Credit Agreement” and, as amended by Amendment No. 6, the “Amended Credit Agreement”).

The Amendment No. 6 makes certain amendments to the covenants of the Credit Agreement, including but not limited to (a) removing the interest expense coverage ratio financial covenant, (b) amending the restricted payments and investment covenants to permit Intelsat Jackson to distribute funds to certain parent entities to allow them to make scheduled interest payments on, and repay principal at maturity of, existing indebtedness, and (c) amending the lien and asset sale covenants in connection with potential agreements not to use portions of C-band spectrum.

The foregoing summary of the Amendment No. 6 is not complete and is qualified in its entirety by reference to the Amendment No. 6, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(d)	Exhibits.

Exhibit Number	Description

99.1	Amendment No. 6, dated as of November 8, 2018, among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., the subsidiary guarantors party thereto, Bank of America, N.A., as administrative agent, and the lenders party thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: November 8, 2018	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amendment No. 6, dated as of November 8, 2018, among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., the subsidiary guarantors party thereto, Bank of America, N.A., as administrative agent, and the lenders party thereto